EXHIBIT 99.1

MANAGEMENT ANALYSIS OF THE FINANCIAL SITUATION AND OPERATING RESULTS – THREE AND NINE-MONTH PERIODS ENDED NOVEMBER 30, 2014 AND 2013

Introduction

This management’s discussion and analysis (“MD&A”) is presented in order to provide the reader with an overview of the financial results and changes to the financial position of Acasti Pharma Inc. (“Acasti” or the “Corporation”) as at November 30, 2014 and for the three and nine-month periods then ended. This MD&A explains the material variations in the financial statements of operations, financial position and cash flows of Acasti for the three and nine-month periods ended November 30, 2014 and 2013. The Corporation effectively commenced active operations with the transfer of an exclusive worldwide license from its parent corporation, Neptune Technologies & Bioressources Inc. (“Neptune”), in August 2008. The Corporation was inactive prior to that date.

In this MD&A, financial information for the three and nine-month periods ended November 30, 2014 is based on the interim financial statements of the Corporation, which were prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board. In accordance with its terms of reference, the Audit Committee of the Corporation’s Board of Directors reviews the contents of the MD&A and recommends its approval to the Board of Directors. The Board of Directors approved this MD&A on January 13, 2015. Disclosure contained in this document is current to that date, unless otherwise noted. The Corporation’s financial results are published in Canadian dollars. All amounts appearing in this MD&A are in thousands of Canadian dollars, except share and per share amounts or unless otherwise indicated.

Additional information on the Corporation can be found on the SEDAR website at www.sedar.com and on the EDGAR website at www.sec.gov/edgar.shtml under Acasti Pharma Inc.

On March 31, 2011, following the submission of an initial listing application, the Class A shares of the Corporation were listed for trading on the TSX Venture Exchange under the ticker symbol “APO”. In January 2013, the Corporation had its Class A shares listed on the NASDAQ Capital Market exchange, under the symbol “ACST”.

management analysis of the financial situation and operating results

Forward-Looking Statements

This MD&A contains certain information that may constitute forward-looking information within the meaning of Canadian securities laws and forward-looking statements within the meaning of U.S. federal securities laws, both of which Acasti refers to in this MD&A as forward-looking information. Forward-looking information can be identified by the use of terms such as “may”, “will”, “should”, “expect”, “plan”, “anticipate”, “believe”, “intend”, “estimate”, “predict”, “potential”, “continue” or other similar expressions concerning matters that are not statements about the present or historical facts. Forward-looking information in this MD&A includes, but is not limited to, information about:

•	Acasti’s ability to conduct current and new clinical trials for its product candidate, CaPre®, including the timing and results of these clinical trials;
•	Acasti’s ability to commercialize its products and product candidate;
•
Acasti’s ability to secure third-party manufacturer arrangements to provide Acasti with sufficient raw materials for its operations, including, but not limited to, Acasti’s ability to retain a third-party to manufacture CaPre® under good manufacturing practice (“GMP”) standards;

•	Acasti’s ability to obtain and maintain regulatory approval of CaPre®; and
•	Acasti’s expectations regarding its financial performance, including its revenues, research and development, expenses, gross margins, liquidity, capital resources and capital expenditures.

Although the forward-looking information is based upon what Acasti believes are reasonable assumptions, no person should place undue reliance on such information since actual results may vary materially from the forward-looking information.

In addition, the forward-looking information is subject to a number of known and unknown risks, uncertainties and other factors, including those described in this MD&A under the heading “Risk Factors”, many of which are beyond the Corporation’s control, that could cause actual results and developments to differ materially from those that are disclosed in or implied by the forward-looking information, including, without limitation:

•	whether current and future clinical trials by the Corporation will be successful;
•	whether CaPre® and Onemia® can be successfully commercialized;
•	the Corporation’s history of net losses and inability to achieve profitability;
•
the Corporation’s reliance on third parties for the manufacture, supply and distribution of its products and for the supply of raw materials, including the ability to retain third parties to produce CaPre® under GMP standards;

•	the Corporation’s reliance on a limited number of distributors for Onemia® and its ability to secure distribution arrangements for CaPre® if it reaches commercialization;
•	the Corporation’s ability to manage future growth efficiently;
•	the Corporation’s ability to further achieve profitability;
•	the Corporation’s ability to secure future financing from Neptune or other third party sources on favorable term or at all and, accordingly, continue as a going concern;
•	the Corporation’s ability to gain acceptance of its products in its markets;
•	the Corporation’s ability to attract, hire and retain key management and personnel;
•	the Corporation’s ability to achieve its publicly announced milestones on time;
•	the Corporation’s ability to successfully defend product liability lawsuits brought against it;
•	intense competition from other companies in the pharmaceutical and medical food industries; and
•	the Corporation’s ability to secure and defend its intellectual property rights and to avoid infringing upon the intellectual property rights of third parties.

Consequently, all the forward-looking information is qualified by this cautionary statement and there can be no guarantee that the results or developments that the Corporation anticipates will be realized or, even if substantially realized, that they will have the expected consequences or effects on the Corporation’s business, financial condition or results of operations. Accordingly, you should not place undue reliance on the forward-looking information. Except as required by applicable law, Acasti does not undertake to update or amend any forward-looking information, whether as a result of new information, future events or otherwise. These forward-looking statements are made as of the date of this MD&A.

management analysis of the financial situation and operating results

Business Overview

Acasti is an emerging biopharmaceutical company focused on the research, development and commercialization of new krill oil-based forms of omega-3 phospholipid therapies for the treatment and prevention of certain cardiometabolic disorders, in particular abnormalities in blood lipids, also known as dyslipidemia.  Because krill feeds on phytoplankton (diatoms and dinoflagellates), it is a major source of phoshpholipids and polyunsaturated fatty acids, mainly eicosapentaenoic acid (EPA) and docosahexaenoic acid (DHA), which are two types of omega-3 fatty acids well known to be beneficial for human health.

CaPre®, Acasti’s prescription drug candidate, is a highly purified omega-3 phospholipid concentrate derived from krill oil and is being developed to help prevent and treat hypertriglyceridemia, a condition characterized by abnormally high levels of triglycerides in the bloodstream. In 2011, two Phase II clinical trials were initiated in Canada (the TRIFECTA trial and the COLT trial) to evaluate the safety and efficacy of CaPre® for the management of mild to severe hypertriglyceridemia (high triglycerides with levels ranging from 200 to 877 mg/dL).  Both trials also included the secondary objective of evaluating the effect of CaPre® in patients with mild to moderate hypertriglyceridemia (high triglycerides levels ranging from 200 to 499 mg/dL) as well as in patients with severe hypertriglyceridemia (very high triglycerides levels ranging from 500 to 877 mg/dL). The open-label COLT trial was completed during the second quarter of the 2014 fiscal year and the double-blind TRIFECTA trial was completed in the second quarter of fiscal 2015. Based on the positive results of the COLT trial, Acasti filed an investigational new drug (IND) submission with the U.S. Food and Drug Administration (FDA) to conduct a pharmacokinetic study (PK trial) in the U.S.  Acasti subsequently received approval to conduct the PK trial and it was completed in the second quarter of fiscal 2015.

Onemia® is currently Acasti’s only commercialized product and has been marketed in the United States since 2011 as a “medical food”.  Onemia® is only administered under the supervision of a physician and is intended for the dietary management of omega-3 phospholipid deficiency related to abnormal lipid profiles and cardiometabolic disorders.

Pursuant to a license agreement entered into with Neptune in August 2008, Acasti has been granted a license to rights on Neptune’s intellectual property portfolio related to cardiovascular pharmaceutical applications (the “License Agreement”). In December 2012, the Corporation entered into a prepayment agreement with Neptune pursuant to which the Corporation exercised its option under the License Agreement to pay in advance all of the future royalties’ payable under the license. The royalty free license allows Acasti to exploit the subject intellectual property rights in order to develop novel active pharmaceutical ingredients (“APIs”) into commercial products for the medical food and the prescription drug markets. Acasti is responsible for carrying out the research and development of the APIs, as well as required regulatory submissions and approvals and intellectual property filings relating to the cardiovascular applications. The products developed by Acasti require the approval from the FDA before clinical studies are conducted and approval from similar regulatory organizations before sales are authorized.

Operations

During the three-month period ended November 30, 2014, Acasti made progress in its research and pharmaceutical product development, advancing with its prescription drug candidate, CaPre®, while expanding its commercialization efforts for its medical food Onemia®. The following is a summary of the period’s highlights.

Clinical Trials Update

Acasti initiated two Phase II clinical trials in Canada (the COLT trial and the TRIFECTA trial) designed to evaluate the safety and efficacy of CaPre® for the management of mild to moderate hypertriglyceridemia (high triglycerides with levels ranging from 200 to 499 mg/dL) and severe hypertriglyceridemia (high triglycerides with levels over 500 mg/dL). Due to a recent decision of the U.S. Food and Drug Administration’s (the “FDA”) not to grant authorization to commercialize a competitor’s drug in the mild to moderate patient population before the demonstration of clinical outcome benefits, Acasti is reassessing its clinical strategy and will focus on the severe hypertriglyceridemia population.

management analysis of the financial situation and operating results

COLT Trial
The final results of the COLT trial indicated that CaPre® was safe and effective in reducing triglycerides in patients with mild to severe hypertriglyceridemia with significant mean (average) triglyceride reductions above 20% after 8 weeks of treatment with both daily doses of 4.0g and 2.0g. Demographics and baseline characteristics of the patient population were balanced in terms of age, race and gender. A total of 288 patients were enrolled and randomized and 270 patients completed the study, which exceeded the targeted number of evaluable patients. From this patient population, approximately 90% had mild to moderate hypertriglyceridemia. CaPre® was safe and well tolerated. The proportion of patients treated with CaPre® that experienced one or more adverse events in the COLT trial was similar to that of the standard of care group (30.0% versus 34.5%, respectively). A substantial majority of adverse events were mild (82.3%) and no severe treatment-related adverse effects have been reported.

The COLT trial met its primary objective showing CaPre® to be safe and effective in reducing triglycerides in patients with mild to severe hypertriglyceridemia. After only a 4-week treatment, CaPre® achieved a statistically significant triglyceride reduction as compared to standard of care alone. Patients treated with 4.0g of CaPre® a day over 4 weeks reached a mean triglyceride decrease of 15.4% from baseline and a mean improvement of 18.0% over the standard of care. Results also showed increased benefits after 8 weeks of treatment, with patients on a daily dose of 4.0g of CaPre® registering a mean triglyceride decrease of 21.6% from baseline and a statistically significant mean improvement of 14.4% over the standard of care. It is noteworthy that a mean triglyceride reduction of 7.1% was observed for the standard of care group at week 8, which may be explained by lipid lowering medication adjustments during the study, which was allowed to be administered in the standard of care group alone.

Moreover, after 8 weeks of treatment, patients treated with 1.0g for the first 4 weeks of treatment and 2.0g for the following 4 weeks showed a statistically significant triglycerides mean improvement of 16.2% over the standard of care, corresponding to a 23.3% reduction for the 1.0-2.0g daily dose as compared to a 7.1% reduction for the standard of care. After 8 weeks of treatment, patients treated with 2.0g of CaPre® for the entire 8 weeks showed statistically significant triglycerides mean reduction of 14.8% over the standard of care, corresponding to a 22.0% reduction for the 2.0g as compared to a 7.1% reduction for the standard of care. Also, after 8 weeks of treatment, patients treated with 4.0g for the entire 8 weeks showed statistically significant triglycerides, non-HDL-C (non-high density lipoprotein, which includes all cholesterol contained in the bloodstream except HDL-C (high density lipoprotein (good cholesterol)) and HbA1C (haemoglobin A1C) mean improvements of, respectively, 14.4% and 9.8% and 15.0% as compared to standard of care. The 4.0g group mean improvements in (i) triglycerides of 14.4% corresponds to a reduction of 21.6% as compared to a reduction of a 7.1% for the standard of care group, (ii) non-HDL-C of 9.8% corresponds to a reduction of 12.0% as compared to a reduction of 2.3% for the standard of care group, and (iii) HbA1C of 15.0% corresponds to a reduction of 3.5% as compared to an increase of 11.5% for the standard of care group. In addition, all combined doses of CaPre® showed a statistically significant treatment effect on HDL-C levels, with an increase of 7.4% as compared to standard of care. Trends (p-value < 0.1) were also noted on patients treated with 4.0g of CaPre® for the entire 8-week treatment period with mean reduction of total cholesterol of 7.0% and increase of HDL-C levels of 7.7% as compared to the standard of care. Furthermore, after doubling the daily dosage of CaPre® after an initial period of 4 weeks, the results indicate a dose response relationship corresponding to a maintained and improved efficacy of CaPre® after an 8-week period. The efficacy of CaPre® at all doses in reducing triglyceride levels and increased effect with dose escalation suggests that CaPre® may be titrable, allowing physicians to adjust dosage in order to better manage patients’ medical needs. In addition, the results of the COLT trial indicate that CaPre® has no significant deleterious effect on LDL-C (bad cholesterol) levels.

Acasti presented the results of the COLT trial at two scientific forums, the National Lipid Association Scientific Session in the USA from May 1 to 4, and the 82nd Congress of European Atherosclerosis Society in Spain from May 31 to June 3.  Acasti also presented at the World Congress of Heart Disease in Boston (July 25-28th, 2014).

TRIFECTA Trial
On December 20, 2012, the TRIFECTA trial completed an interim analysis. The review committee made up of medical physicians assembled to evaluate the progress of the TRIFECTA trial reviewed the interim analysis relative to drug safety and efficacy and unanimously agreed that the study should continue as planned. All committee members agreed that there were no toxicity issues related to the intake of CaPre® and that the signals of a possible therapeutic effect, noted as reduction of triglycerides in the groups evaluated, were reassuring and sufficiently clinically significant to allow the further continuation of the TRIFECTA trial. The data was provided to the committee members blind, meaning that the identity of the three groups was not revealed. Since the data revealed a possible therapeutic effect without any safety concerns, the committee decided that it was not necessary to unblind the data.

management analysis of the financial situation and operating results

On September 29, 2014, Acasti announced successful top-line results for its Phase II double blind, placebo controlled trial (TRIFECTA) assessing the safety and efficacy of CaPre® for the treatment of patients with hypertriglyceridemia. CaPre®, Acasti’s investigational new drug candidate, is composed of a patent-protected highly concentrated novel omega-3 phospholipid for the prevention and treatment of certain cardiometabolic disorders.

TRIFECTA was a randomized, placebo-controlled, double-blind, dose-ranging trial designed to evaluate the safety and efficacy of CaPre® in reducing triglyceride levels in patients with mild-to-severe hypertriglyceridemia, using daily doses of    1 gram or 2 grams of CaPre® or placebo over a 12-week period. Placebo consisted of microcrystalline cellulose, a well-known inert substance not absorbed into the bloodstream. Demographic and baseline characteristics of the patient population were balanced. A total of 387 patients were randomized and 365 patients completed the 12-week study, in line with the targeted number of evaluable patients. From this patient population, approximately 90% had mild to moderate hypertriglyceridemia with baseline triglycerides between 200 and 499 mg/dL (2.28 to 5.69 mmol/L). The remainder had very high baseline triglycerides between 500 and 877 mg/dL (> 5.7 and < 10 mmol/L). Approximately 30% of patients were on lipid lowering medications, such as statins, and approximately 10% were diabetic.

CaPre® successfully met the trial’s primary endpoint achieving a statistically significant (p < 0.001) mean placebo-adjusted decrease in triglycerides from baseline to week-12, with reductions of 36.4% for 1 gram and 38.6% for 2 grams.

Along with material triglyceride reductions, all key secondary endpoints were met. This is a notable achievement as the trial was not designed to show a statistical significance on any other lipid than triglycerides. Nevertheless, there was a statistically significant decrease in non-HDL-C versus placebo (p=0.038), with the 2 gram per day CaPre® group decreasing by 5.3% from baseline versus placebo over the 12-week period. Non-HDL is considered the most accurate risk marker for cardiovascular disease.

CaPre® was also shown to have a slight increase in HDL-C (good cholesterol) at both the 1 gram and 2 gram levels and decrease in LDL-C (bad cholesterol) at 2 grams. As well, there was a clinically meaningful mean placebo-adjusted reduction in VLDL-C of 10.9% and 13.5% at 1 gram and 2 gram daily doses of CaPre®, respectively. VLDL-C is considered a highly significant predictor of coronary artery disease.

Finally, a statistically significant dose response increase in the Omega-3 Index for patients on 1 gram and 2 grams of CaPre® versus placebo was noted. The Omega-3 Index reflects the percentage of EPA and DHA in red blood cell fatty acids. The risk of cardiovascular disease is considered to be lower as the Omega-3 Index increases.

CaPre® was found to be safe and well tolerated at all doses tested, with no serious adverse events that were considered treatment related. Out of 387 randomized patients, a total of 7 (1.8%) were discontinued as a result of adverse events, three were on placebo, two were on 1 gram of CaPre® and two were on 2 grams of CaPre®. The predominant incidence was gastrointestinal related, with no difference between CaPre® and placebo. The safety profiles of patients on CaPre® and placebo were similar.

Acasti now expects full TRIFECTA results by the end of fiscal 2015. Once available, the Corporation will finalize its next steps including its on-going discussions with the US Food and Drug Administration (FDA). Acasti remains committed to moving forward with its pivotal Phase III clinical trial of CaPre® in patients with severe hypertriglyceridemia and to achieving full regulatory approval of CaPre®.  Acasti has requested a meeting with FDA and is awaiting a confirmation of the actual meeting date.

PK Trial
On January 9, 2014, Acasti announced that the FDA  allowed  the PK trial to proceed, having found no objections with the proposed trial design, protocol or safety profile of CaPre®. Acasti also announced that Quintiles, the world’s largest provider of biopharmaceutical development and commercial outsourcing services, had been hired to conduct the PK trial.  On July 9, 2014, Acasti announced the completion of the PK trial.

management analysis of the financial situation and operating results

On September 30, 2014, Acasti announced top-line results for its PK trial. The PK trial was an open-label, randomized, multiple-dose, single-center, parallel-design study in healthy volunteers.   Forty-two male and female individuals, at least 18 years of age, were enrolled into 3 groups of 14 subjects who took 1, 2 or 4 grams of CaPre®, administered once a day 30 minutes after breakfast. The objectives of the study were to determine the pharmacokinetic profile and safety on Day 1 following a single oral dose and Day 14 following multiple oral doses of CaPre® on individuals pursuing a low-fat diet (therapeutic lifestyle changes diet).  The effect of a high-fat meal on the bioavailability of CaPre® was also evaluated at Day 15.  Blood samples were collected for assessment of EPA and DHA total lipids in plasma to derive the pharmacokinetic parameters.

CaPre® pharmacokinetics results appeared to be approximately dose proportional over the 1 to 4 gram a day dose range.  Following a single daily dose, CaPre® reached steady state (EPA and DHA levels plateaued) within 7 days of dosing.

The bioavailability of CaPre® did not appear to be meaningfully affected by the fat content of the meal consumed prior to dose administration.

CaPre® was found to be safe and well tolerated at all doses tested, with all subjects completing the study.  Three adverse events were reported and considered relating to CaPre®, all of which were mild.  Full data and final clinical study report (CSR) is expected to come out by the end of fiscal 2015.

Onemia®
During the three-month period ended November 30, 2014, Acasti furthered its business development and direct commercialization activities in the U.S. for its medical food Onemia®. Physicians initiated and/or continued their recommendations of Onemia® for patients diagnosed with cardiometabolic disorders. Acasti expects continued sales of Onemia® to provide short-term revenues that will contribute, in part, to finance Acasti’s research and development projects while establishing Acasti’s omega-3 phospholipids product credentials.

More Business Update
On April 28, 2014, Acasti announced the resignation of Mr. Henri Harland as President and Chief Executive Officer of Acasti.  Mr. Harland’s mandate as a Director of Acasti was terminated at the Annual Shareholders’ meeting held on June 19, 2014. During the interim period, Acasti continues to be managed under the leadership of Acasti’s interim Chief Executive Officer, Mr. André Godin.

On May 29, 2014, Neptune and its subsidiaries, including the Corporation, were served with a lawsuit from Mr. Henri Harland, former President and Chief Executive Officer of Neptune and its subsidiaries who resigned from all his duties on April 25, 2014. Mr. Harland alleges in his complaint that he was forced to resign and is claiming inter alia, the acknowledgment of the relevant sections of his employment contract, the payment of a sum of approximately $8,500,000 and the issuance of 500,000 shares of each Neptune, Acasti and NeuroBioPharm, as well as two blocks of 1,000,000 call-options each on the shares held by Neptune in Acasti and NeuroBioPharm in his name. Neptune and its subsidiaries believe the claim as formulated is without merit or cause. Neptune and its subsidiaries will vigorously defend the lawsuit and take any steps necessary to protect their interests. No trial date has been set. As of the date of this management discussion and analysis, no agreement has been reached and an estimate of its financial effect cannot be made.

In September 2014, Dr. Harlan W. Waksal, M.D. resigned as Executive Vice-President of the Corporation.  He remains as director on the Corporation’s Board of Directors.

On November 7, 2014, Acasti announced it received notification from the NASDAQ Listing Qualifications Department for failing to maintain a minimum bid price of US$1.00 per share for the last 30 consecutive business days, as required by NASDAQ Listing Rule 5550(a)(2) – bid price.

The NASDAQ notification has no immediate effect on the listing of the Corporation’s shares. Under NASDAQ rule 5810(c)(3)(A) – compliance period, the Corporation has 180 calendar days, or until May 6, 2015, to regain compliance. If at any time over this period the bid price of Acasti's shares closes at US$1.00 per share or more for a minimum of ten (10) consecutive business days, NASDAQ will provide written confirmation of compliance and the matter will be closed.

management analysis of the financial situation and operating results

If Acasti does not regain compliance within the initial 180-day period, but meets the continued listing requirements for market value of publicly held shares and all other initial listing standards for the NASDAQ Capital Market (rule 5505 – Capital Market criteria), except for the bid price requirement, the Corporation may be eligible for an additional 180 calendar days to regain compliance. If the Corporation is not granted additional time, then the securities will be subject to delisting, at which time the Corporation may appeal the delisting determination to a NASDAQ Hearings Panel.

The Corporation intends to evaluate all available options to resolve the deficiency and regain compliance with the Minimum Bid Price Rule.

Basis of presentation of the financial statements

The Corporation’s current assets as at November 30, 2014 include cash and short-term investments for an amount of $19,622, mainly generated by the net proceeds from the public and private offerings of common shares and warrants, completed on December 3, 2013 and February 7, 2014, respectively.  The Corporation also has trade and other receivables of $303, receivable from a corporation under common control of $50, tax credits receivable for an amount of $228, inventories of $271 and prepaid expenses of $390 as at November 30, 2014. The Corporation’s liabilities at November 30, 2014 are comprised primarily of amounts due to creditors for $1,255, and $713 payable to Neptune as well as derivative warrant liabilities of $1,654, which represents the fair value as of November 30, 2014, of the warrants issued to the Corporation’s public offering participants.  The fair value of the Warrants issued was determined to be $0.58 per warrant upon issuance and $0.09 per warrant as at November 30, 2014.  The fair value of the warrants will be revaluated at each reporting date. Changes in the fair value of the Warrants are recognized in finance income.  The Warrants are derivative liabilities (“Derivative warrant liabilities”) for accounting purposes due to the currency of the exercise price being different from the Corporation’s functional currency.

The Corporation is subject to a number of risks associated with the successful development of new products and their marketing, the conduct of its clinical studies and their results, the meeting of development objectives set by Neptune in its license agreement, and the establishment of strategic alliances. The Corporation has incurred significant operating losses and negative cash flows from operations since inception.  To date, the Corporation has financed its operations through public offering and private placement of common shares, funds from its parent corporation, proceeds from exercises of warrants, rights and options and research tax credits.  To achieve the objectives of its business plan, the Corporation plans to establish strategic alliances, raise the necessary capital and make sales. It is anticipated that the products developed by the Corporation will require approval from the U.S Food and Drug Administration and equivalent organizations in other countries before their sale can be authorized.  The ability of the Corporation to ultimately achieve profitable operations is dependent on a number of factors outside of the Corporation’s control.

management analysis of the financial situation and operating results

SELECTED FINANCIAL INFORMATION
(In thousands of dollars, except per share data)
	Three-month periods ended November 30,		Nine-month periods ended November 30,
	2014	2013	2014	2013
	$	$	$	$
Revenue from sales	29	28	92	301
Adjusted EBITDA(1)	(2,099)	(1,574)	(6,244)	(4,607)
Net earnings (loss) and comprehensive
earnings (loss)	3,012	(3,856)	656	(9,059)
Net earnings (loss) per share – basic and diluted	0.03	(0.05)	0.01	(0.12)
Total assets	39,004	25,505	39,004	25,505
Working capital(2)	18,896	337	18,896	337
Total equity	35,382	20,529	35,382	20,529
Book value per Class A share(3)	0.33	0.24	0.33	0.24

(1)
The Adjusted EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) is not a standard measure endorsed by IFRS requirements. A reconciliation to the Corporation’s net earnings or loss is presented below.

(2)
The working capital is presented for information purposes only and represents a measurement of the Corporation’s short-term financial health mostly used in financial circles. The working capital is calculated by subtracting current liabilities from current assets. Because there is no standard method endorsed by IFRS requirements, the results may not be comparable to similar measurements presented by other public companies.

(3)
The book value per share is presented for information purposes only and is obtained by dividing the shareholders’ equity by the number of outstanding Class A shares at the end of the period. Because there is no standard method endorsed by IFRS requirements, the results may not be comparable to similar measurements presented by other public companies.

RECONCILIATION OF THE ADJUSTED EARNINGS BEFORE INTEREST, TAXES, DEPRECIATION AND AMORTIZATION (ADJUSTED EBITDA)

A reconciliation of Adjusted EBITDA is presented in the table below. The Corporation uses adjusted financial measures to assess its operating performance. Securities regulations require that companies caution readers that earnings and other measures adjusted to a basis other than IFRS do not have standardized meanings and are unlikely to be comparable to similar measures used by other companies. Accordingly, they should not be considered in isolation. The Corporation uses Adjusted EBITDA to measure its performance from one period to the next without the variation caused by certain adjustments that could potentially distort the analysis of trends in our operating performance, and because the Corporation believes it provides meaningful information on the Corporation financial condition and operating results.

Acasti obtains its Adjusted EBITDA measurement by adding to net earnings or loss, finance costs, depreciation and amortization and income taxes and by subtracting finance income.  Acasti also excludes the effects of certain non-monetary transactions recorded, such as gain or loss on foreign exchange and stock-based compensation, from its Adjusted EBITDA calculation. The Corporation believes it is useful to exclude these items as they are either non-cash expenses, items that cannot be influenced by management in the short term, or items that do not impact core operating performance. Excluding these items does not imply they are necessarily nonrecurring.

management analysis of the financial situation and operating results

RECONCILIATION OF ADJUSTED EBITDA
(In thousands of dollars)

	Three-month periods ended		Nine-month periods ended
	November 30,	November 30,	November 30,	November 30,
	2014	2013	2014	2013
	$	$	$	$
Net earnings (loss)	3,012	(3,856)	656	(9,059)
Add (deduct)
Finance costs	1	552	3	553
Finance income	(5,230)	(7)	(9,601)	(25)
Depreciation and amortization	584	670	1,751	1,339
Stock-based compensation	281	1,069	1,396	2,604
Foreign exchange (gain) loss	(747)	(2)	(449)	(19)
Adjusted EBITDA	(2,099)	(1,574)	(6,244)	(4,607)

SELECTED QUARTERLY FINANCIAL DATA
(In thousands of dollars, except per share data)

Fiscal year ending February 28, 2015

		First	Second	Third	Fourth
	Total	Quarter	Quarter	Quarter	Quarter
	$	$	$	$	$
Revenue from sales	92	56	8	29
Adjusted EBITDA(1)	(6,244)	(1,695)	(2,449)	(2,099)
Net earnings (loss)	656	1,356	(3,712)	3,012
Basic and diluted earnings (loss) per share	0.01	0.01	(0.03)	0.03

The net earnings in the first and third quarters are mainly attributable to the gain resulting from the change in fair value of the derivative warrant liability of $4,634, and $5,211, respectively.  In the second quarter the change in fair value of the derivative warrant liability was a loss of $318.

Fiscal year ended February 28, 2014

		First	Second	Third	Fourth
	Total	Quarter	Quarter	Quarter	Quarter
	$	$	$	$	$
Revenue from sales	501	6	266	28	201
Adjusted EBITDA(1)	(5,584)	(1,270)	(1,763)	(1,574)	(977)
Net loss	(11,612)	(1,965)	(3,238)	(3,856)	(2,553)
Basic and diluted loss per share	(0.14)	(0.03)	(0.04)	(0.05)	(0.02)

management analysis of the financial situation and operating results

Fiscal year ended February 28, 2013

		First	Second	Third	Fourth
	Total	Quarter	Quarter	Quarter	Quarter
	$	$	$	$	$
Revenue from sales	724	14	237	424	49
Adjusted EBITDA(1)	(4,397)	(923)	(1,053)	(1,048)	(1,373)
Net loss	(6,892)	(1,576)	(1,752)	(1,611)	(1,953)
Basic and diluted loss per share	(0.09)	(0.02)	(0.02)	(0.02)	(0.03)

(1)
The Adjusted EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) is not a standard measure endorsed by IFRS requirements. Reconciliation to the Corporation’s net earnings or loss is presented above.

COMMENTS ON THE SIGNIFICANT VARIATIONS OF RESULTS FROM OPERATIONS FOR THE THREE AND NINE-MONTH PERIODS ENDED NOVEMBER 30, 2014 AND 2013

Revenues
The Corporation generated revenues from sales of $29 from the commercialization of Onemia®, its medical food product, during the three-month period ended November 30, 2014.  The revenues were generated from a distribution agreement the Corporation entered into with a US distributor specialized in medical food, as well as from sales made directly to customers in the United States.  Acasti relies on a limited number of distributors / clients, therefore, revenues from sales may vary significantly period to period. The Corporation generated revenue from sales of $28 during the corresponding period in 2013.

The Corporation generated revenues from sales of $93 from the commercialization of Onemia®, its medical food product, during the nine-month period ended November 30, 2014, a decrease of $208 from revenues of $301 generated during the corresponding period in 2013.

Gross Profit
Gross profit is calculated by deducting the cost of sales from revenue.  Cost of sales consists primarily of costs incurred to manufacture products.  It also includes related overheads, such as certain costs related to quality control and quality assurance, inventory management, sub-contractors and costs for servicing and commissioning.

The gross profit for the three-month period ended November 30, 2014 amounted to $6 or 20%.  The Corporation realized a gross profit of $12 or 43% during the three-month period ended November 30, 2013.

The gross profit for the nine-month period ended November 30, 2014 amounted to $39 or 42%, which is in the Corporation’s adjusted target range for its gross profit margin, being from 40 to 60%.  The Corporation realized a gross profit of $132 or 44% during the nine-month period ended November 30, 2013.

management analysis of the financial situation and operating results

Breakdown of Major Components of the Statement of Earnings and Comprehensive Earnings for the three and nine-month periods ended November 30, 2014 and 2013
(In thousands of dollars)
General and administrative expenses	Three-month periods ended November 30,		Nine-month periods ended November 30,
	2014	2013	2014	2013
	$	$	$	$
Salaries and benefits	239	225	987	667
Stock-based compensation	224	909	1,178	2,200
Professional fees	34	123	248	394
Royalties	-	-	-	228
Amortization and depreciation	584	670	1,751	1,339
Sales and marketing	4	5	15	14
Investor relations	51	78	214	134
Rent	25	25	75	75
Other	60	11	190	47
TOTAL	1,221	2,046	4,658	5,098

Research and development expenses	Three-month periods ended November 30,		Nine-month periods ended November 30,
	2014	2013	2014	2013
	$	$	$	$
Salaries and benefits	122	102	378	403
Stock-based compensation	57	160	218	404
Contracts	1,014	904	3,350	2,578
Regulatory expenses	-	108	78	109
Professional fees	360	28	489	179
Other	212	10	330	62
Tax credits	(16)	(33)	(72)	(151)
TOTAL	1,749	1,279	4,771	3,584

Adjusted Earnings before Interest, Taxes, Depreciation and Amortization (Adjusted EBITDA)
Adjusted EBITDA decreased by $525 for the three-month period ended November 30, 2014 to $(2,099) compared to $(1,574) for the three-month period ended November 30, 2013, mainly due to increases in research and development expenses before consideration of stock-based compensation.

The increase in research and development expenses of $470 is mainly attributable to increases in professional fees of $332, other expenses of $202, and contract expenses related to the Corporation’s clinical trials of $110.

Adjusted EBITDA decreased by $1,637 for the nine-month period ended November 30, 2014 to $(6,244) compared to $(4,607) for the nine-month period ended November 30, 2013, mainly due to increases in general and administrative expenses and research and development expenses before consideration of stock-based compensation and amortization and depreciation.

The increase in general and administrative expenses of $170 before consideration of stock-based compensation and amortization and depreciation is mainly attributable to increases in salaries and benefits of $320, investor relations activities of $80 and other expenses of $143, partially offset by decreases in royalties of $228 and professional fees of $146.

The increase in research and development expenses of $1 187 is mainly attributable to increases in contract expenses related to the Corporation’s clinical trials of $772, professional fees of $310 and other expenses of $268, partially offset by decreases in salaries and benefits of $25.

management analysis of the financial situation and operating results

Net Earnings
The Corporation realized net earnings for the three-month period ended November 30, 2014 of $3,012 or $0.03 per share compared to a net loss of $3,856 or $0.05 per share for the three-month period ended November 30, 2013. These results are mainly attributable to the factors described above in the Gross Profit and Adjusted EBITDA sections as well as by the decrease in value of the derivative warrant liabilities by $5,211 and also due to a decrease in stock-based compensation of $788.  Stock-based compensation decreased as grants provided in 2012 are fully vested.

The Corporation realized net earnings for the nine-month period ended November 30, 2014 of $656 or $0.01 per share compared to a net loss of $9,059 or $0.12 per share for the nine-month period ended November 30, 2013.  These results are mainly attributable to the factors described above in the Gross Profit and Adjusted EBITDA sections partially offset by the decrease in value of the derivative warrant liabilities by $9,527 and also due to a decrease in stock-based compensation of $1,208.  Stock-based compensation decreased as grants provided in 2012 are fully vested.

Cash Flow and Financial Condition between the three and nine-month periods ended November 30, 2014 and 2013

Operating activities
During the three-month periods ended November 30, 2014 and 2013, the Corporation’s operating activities resulted in decreases in liquidity of $2,230 and $865, respectively.  The decrease in the cash flows from operating activities for the three-month period ended November 30, 2014 is mainly attributable to the higher loss from operating activities after adjustments for non-cash items. The decrease in the cash flows from operating activities for the three-month period ended November 30, 2013 is mainly attributable to a higher loss from operating activities offset by the changes in non-cash working capital items, primarily by a large increase in payable to parent corporation of $1,089.

During the nine-month periods ended November 30, 2014 and 2013, the Corporation’s operating activities resulted in decreases in liquidity of $4,575 and $2,081, respectively.  The decrease in the cash flows from operating activities for the nine-month period ended November 30, 2014 is mainly attributable to the higher loss from operating activities after adjustments for non-cash items, primarily offset by the changes in non-cash working capital items, primarily by a large decrease in trade and other receivables of $616 and a large increase in payable to parent corporation of $713. The decrease in the cash flows from operating activities for the nine-month period ended November 30, 2013 is mainly attributable to a higher loss from operating activities offset by the changes in non-cash working capital items, primarily by large increases in payable to parent corporation of $2,073, and trade and other payables of $892.

Investing activities
During the three-month periods ended November 30, 2014 and 2013, the Corporation’s investing activities generated increases in liquidities of $4,074 and $1,949, respectively. The increase in liquidity generated by investing activities during the three-month period ended November 30, 2014 is mainly due to the maturity of short-term investments of $4,093.  The increase in liquidity generated by investing activities during the three-month period ended November 30, 2013 is mainly due to the maturity of short-term investments of $2,000.

During the nine-month periods ended November 30, 2014 and 2013, the Corporation’s investing activities generated increases in liquidities of $5,627 and $2,755, respectively. The increase in liquidity generated by investing activities during the nine-month period ended November 30, 2014 is mainly due to the maturity of short-term investments of $20,150, offset by acquisitions of short term investments of $14,478.  The increase in liquidity generated by investing activities during the nine-month period ended November 30, 2013 is mainly due to the maturity of short-term investments of $5,750, offset by acquisitions of short term investments of $3,000.

Financing activities
During the three-month periods ended November 30, 2014 and 2013, the Corporation’s financing activities resulted in decreases and increases in liquidities of ($1) and $537, respectively. The increase in liquidities generated from financing activity during the three-month periods ended November 30, 2013 resulted mainly from proceeds from exercise of warrants and options of $538.

management analysis of the financial situation and operating results

During the nine-month periods ended November 30, 2014 and 2013, the Corporation’s financing activities generated increases in liquidities of $47 and $940, respectively. The increase in liquidities generated from financing activity during the nine-month period ended November 30, 2014 resulted mainly from proceeds from exercise of warrants and options of $50. The increase in liquidities generated from financing activity during the nine-month period ended November 30, 2013 resulted mainly from proceeds from exercise of warrants and options of $972, principally offset by share issue costs of $29.

Overall, as a result, the Corporation’s cash increased by $1,895 and by $1,625 for the three-month periods ended November 30, 2014 and 2013, respectively. Total liquidities as at November 30, 2014, comprised of cash and short-term investments, amounted to $19,622.  See basis of presentation for additional discussion of the Corporation’s financial condition

To date, the Corporation has financed its operations primarily through public offering and private placement of common shares, proceeds from the exercise of rights, options and warrants, as well as research tax credits and funds from parent corporation. The future profitability of the Corporation is dependent upon such factors as the success of the clinical trials, the approval by regulatory authorities of products developed by the Corporation, the ability of the Corporation to successfully market and sell and distribute products.  As a result of proceeds received from the public offering of 18,400,000 Units of Acasti, the Corporation has sufficient capital to operate over the next twelve months and beyond, and therefore, the going concern material uncertainty has been removed as the Corporation expects to be in a position to realize its assets and discharge its liabilities in the normal course of business.

Financial Position

The following table details the significant changes to the statements of financial position as at November 30, 2014 compared to February 28, 2014:

Accounts	Increase (Decrease)	Comments
Cash	1,154	See cash flow statement
Short-term investments	(5,233)	Maturity of investments held
Trade and other receivables	(616)	Payment received
Tax credits receivable	94	Increase in tax credit eligible expenses
Prepaid expenses	(313)	Decrease in expenses
Inventories	9	Onemia® production
Intangible assets	(1,707)	Amortization
Trade and other payables	84	Increase in R&D expenses
Payable to parent corporation	713	Increase in expenses
Derivative warrant liabilities	(9,527)	Change in fair value
See the statement of changes in equity for details of changes to the equity accounts from February 28, 2014.

Issuance of shares on license prepayment agreement

On July 12, 2013, the Corporation issued 6,750,000 Class A shares, at a price of $2.30 per share to Neptune to pay in advance all of the future royalties’ payable under the intellectual property license it had with Neptune.

The value of the prepayment, determined with the assistance of outside valuations specialists, using the pre-established formula set forth in the license agreement (adjusted to reflect the royalties of $395 accrued from December 4, 2012, the date at which the Corporation entered into the prepayment agreement to July 12, 2013, the date of issuance of the shares) totalling $15,130, was recognized as an intangible asset.  The shares issued as a result of this transaction corresponded to an increase in share capital of $15,525, net of $29 of share issue costs.  The Corporation no longer has royalty payment commitment under the License Agreement.

management analysis of the financial situation and operating results

Contractual Obligations, Off-Balance-Sheet Arrangements and Commitments

The Corporation has no off-balance sheet arrangements, except for the following commitments.  As at November 30, 2014, the Corporation’s liabilities are $3,622, of which $1,968 is due within twelve months and $1,654 relates to a derivative warrant liability that will be settled in shares and thus is excluded from the table below.

A summary of Acasti’s contractual obligations at November 30, 2014 is as follows:

	Total	Less than 1 year	1 – 3 years	3 – 5 years	Greater than 5 years
	$	$	$	$	$
Payables	1,968	1,968	-	-	-
Research and development contracts	4,711	3,911	800	-	-
Total	6,679	5,879	800	-	-

Significant commitments as of November 30, 2014 include:

Research and development agreements
In the normal course of business, the Corporation has signed agreements with various partners and suppliers for them to execute research projects and to produce and market certain products.

The Corporation initiated research and development projects that will be conducted over a 12 to 24 month period for a total initial cost of $10,317, of which an amount of $5,129 has been paid to date.  As at November 30, 2014, an amount of $477 is included in ‘‘Trade and other payables’’ in relation to these projects.

Related Party Transactions

The Corporation was charged by Neptune for certain costs incurred by Neptune for the benefit of the Corporation and for royalties, as follows:

(expressed in thousands of dollars)
	Three-month periods ended November 30,		Nine-month periods ended November 30,
	2014	2013	2014	2013
	$	$	$	$
Administrative costs	397	212	1,243	702
Research and development costs, before tax credits	264	97	547	426
Royalties1	-	-	-	228
TOTAL	661	309	1,790	1,356

1	Refer to Issuance of shares on license prepayment agreement section above.

Where Neptune incurs specific incremental costs for the benefit of the Corporation, it charges those amounts directly. Costs that benefit more than one entity of the Neptune group are being charged by allocating a fraction of costs incurred by Neptune that is commensurate to the estimated fraction of services or benefits received by each entity for those items. These charges do not represent all charges incurred by Neptune that may have benefited the Corporation, because, amongst others, Neptune does not allocate certain common office expenses and does not charge interest on indebtedness. Also, these charges do not necessarily represent the cost that the Corporation would otherwise need to incur should it not receive these services or benefits through the shared resources of Neptune or receive financing from Neptune.

Payables to related corporations have no specified maturity date for payment or reimbursement and do not bear interest.

management analysis of the financial situation and operating results

The key management personnel of the Corporation are the members of the Board of Directors and certain officers. They control 2% of the voting shares of the Corporation. See note 7 to the financial statements for disclosures of key management personnel compensation.

Use of estimates and measurement uncertainty

The preparation of the financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.  Estimates are based on the management’s best knowledge of current events and actions that the Corporation may undertake in the future. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.  Critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the financial statements include the identification of triggering events indicating that intangible assets might be impaired and the use of the going concern basis of preparation of the financial statements. At each reporting period, management assesses the basis of preparation of the financial statements. These financial statements have been prepared on a going concern basis in accordance with IFRS. The going concern basis of presentation assumes that the Corporation will continue its operations for the foreseeable future and be able to realize its assets and discharge its liabilities and commitments in the normal course of business.  Assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next financial year include allocation of shared costs amongst the Neptune group companies (See Related Party Transactions section above) and the measurement of derivative warrant liabilities (note 9 to the financial statements) and of stock-based compensation (note 5 to the financial statements).  Also, the management uses judgment to determine which research and development (“R&D”) expenses qualify for R&D tax credits and in what amounts.  The Corporation recognizes the tax credits once it has reasonable assurance that they will be realized.  Recorded tax credits are subject to review and approval by tax authorities and therefore, could be different from the amounts recorded.

Critical Accounting Policies

Impairment of non-financial assets
The carrying value of the Corporation’s license asset is reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated.  The identification of impairment indicators and the estimation of recoverable amounts require the use of judgment.

Derivative warrant liabilities
The warrants forming part of the Units issued from the prior year’s public offering are derivative liabilities for accounting purposes due to the currency of the exercise price being different from the Corporation’s functional currency.  The derivative warrant liabilities are required to be measure at fair value at each reporting date with changes in fair value recognized in earnings.  The Corporation’s uses Black-Scholes pricing model to determine the fair value. The model requires the assumption of future stock price volatility, which is estimated based on weighted average historic volatility adjusted for changes expected due to publicly available information, when the shares have not been traded on a recognized exchange for a period of time that is commensurate with the estimated life of the instrument, it is estimated using historical volatility of comparable corporations. Changes to the expected volatility could cause significant variations in the estimated fair value of the derivative warrant liabilities.

Stock-based compensation
The Corporation has a stock-based compensation plan, which is described in note 5 of the financial statements. The Corporation accounts for stock options granted to employees based on the fair value method, with fair value determined using the Black-Scholes model.  The Black Scholes model requires certain assumptions such as future stock price volatility and expected life of the instrument.  Expected volatility is estimated based on weighted average historic volatility adjusted for changes expected due to publicly available information, when the shares have not been traded on a recognized exchange for a period of time that is commensurate with estimated life of the option, it is estimated using historical volatility of comparable corporations. The expected life of the instrument is estimated based on historical experience and general holder behavior.  Under the fair value method, compensation cost is measured at fair value at date of grant and is expensed over the award’s vesting period with a corresponding increase in contributed surplus. For stock options granted to non-employees, the Corporation measures based on the fair value of services received, unless those are not reliably estimable, in which case the Corporation measures the fair value of the equity instruments granted. Compensation cost is measured when the company obtains the goods or the counterparty renders the service.

management analysis of the financial situation and operating results

Also, the Corporation records as stock-based compensation expense a portion of the expense being recorded by Neptune, including stock-based compensation of its consolidated subsidiary, NeuroBioPharm Inc., that is commensurate to the fraction of overall services that the grantees provide directly to the Corporation with the offset to contributed surplus reflecting Neptune’s contribution to the Corporation.

Tax credits
Tax credits related to eligible expenses are accounted for as a reduction of related costs in the year during which the expenses are incurred as long as there is reasonable assurance of their realization.

FUTURE ACCOUNTING CHANGES

The accounting policies and basis of measurement applied in the interim financial statements are the same as those applied by the Corporation in its financial statements for the year ended February 28, 2014.

New standards and interpretations not yet adopted:

Financial instruments:

IFRS 9, Financial Instruments, was issued in November 2009. It addresses classification and measurement of financial assets and financial liabilities. In November 2013, the IASB issued a new general hedge accounting standard, which forms part of IFRS 9 Financial Instruments (2013). The new standard removes the January 1, 2015 prior effective date of IFRS 9. The new mandatory effective date will be determined once the classification and measurement and impairment phases of IFRS 9 are finalized. The mandatory effective date is not yet determined; however, early adoption of the new standard is still permitted. In February 2014, a tentative decision established the mandatory effective application for annual periods beginning on or after January 1, 2018. The Corporation has not yet assessed the impact of adoption of IFRS 9 and does not intend to early adopt IFRS 9 in its financial statements.

Revenue:

On May 28, 2014 the IASB issued IFRS 15, Revenue from Contracts with Customers. IFRS 15 will replace IAS 18, Revenue, among other standards. The standard contains a single model that applies to contracts with customers and two approaches to recognizing revenue: at a point in time or over time. The model features a contract-based five-step analysis of transactions to determine whether, how much and when revenue is recognized. New estimates and judgmental thresholds have been introduced, which may affect the amount and/or timing of revenue recognized. The new standard applies to contracts with customers. The new standard is effective for fiscal years ending on or after December 31, 2017, and is available for early adoption. The Corporation has not yet assessed the impact of adoption of IFRS 15, and does not intend to early adopt IFRS 15 in its financial statements.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING (ICFR)

In accordance with the Canadian Securities Administrators’ Multilateral Instrument 52-109, the Corporation has filed certificates signed by the Chief Executive Officer and the Chief Financial Officer, that among other things, report on the design of disclosure controls and procedures and the design of internal control over financial reporting.

There have been no changes in the Corporation’s ICFR during the three-month and nine-month periods ended November 30, 2014 that have materially affected, or are reasonably likely to materially affect its ICFR.

management analysis of the financial situation and operating results

Risk Factors

Investing in securities of the Corporation involves a high degree of risk. The information contained in the financial statements for the three and nine-month periods ended November 30, 2014 and 2013 and this MD&A should be read in conjunction with all of the Corporation and the parent corporation’s public documentation. In particular, prospective investors should carefully consider the risks and uncertainties described in our filings with securities regulators, including those described under the heading “Risk Factors” in our short form based prospectus and its supplements, as well as in our latest annual information form, which are available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.shtml.

Additional risks and uncertainties, including those of which the Corporation is currently unaware or that it deems immaterial, may also adversely affect the Corporation’s business, financial condition, liquidity, results of operation and prospects.

Additional Information

Updated and additional information on the Corporation and the parent corporation Neptune Technologies & Bioressources Inc. is available from the SEDAR Website at www.sedar.com or on EDGAR at www.sec.gov/edgar.shtml.

As at January 13, 2015, the total number of class A shares of the Corporation issued and in outstanding was 106,260,178. The Corporation also has 4,939,750 stock options, 558,668 restricted share units, 20,766,542 Series 6, 7, 8 & 9 warrants outstanding.